27 November 2009

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

CONTINUING EXPLORATION DRILLING SUCCESS AT PIGIPUT AND PIGIBO PROSPECTS

HIGHLIGHTS

- **Significant gold intercepts from diamond core drilling continue to support the Pigiput 100,000oz p.a. Sulphide Development Study**
- **Down dip extension of adjacent Pigibo Deposit identified**

Allied Gold Limited (ASX:ALD) has received further high-grade gold assays from diamond core and reverse circulation holes drilled at the Pigiput and Pigibo gold prospects. The latest drilling and assay results continue to affirm the continuity of gold grade and width of mineralisation, at both the Pigiput and Pigibo prospects.

Pigiput Prospect – Best down-hole intercepts in diamond core holes were:

- **SDH045 119m @ 2.15g/t Au from 158m in SU**
- **SDH047 35m @ 1.65g/t Au from 211m in SU**
- **SDH048 49m @ 2.88g/t Au from 129m in SU**
- **SDH049 6m @ 5.11g/t Au from 136m in SU**
- **SDH050 17m @ 1.54g/t Au from 130m in SU**
- **SDH052 31m @ 6.03g/t Au from 151m in OX, TR, SU**
- **SDH053 39m @ 2.29g/t Au from 125m in SU**
- **SDH055 35m @ 1.63g/t Au from 111m in SU**
- **SDH056 16m @ 13.6g/t Au from 142m in SU**
- **SDH057 27m @ 1.70g/t Au from 149m in SU**
- **SDH058 35m @ 3.75g/t Au from 150m in SU**
- **SDH059 12m @ 6.55g/t Au from 168m in SU**
- **SDH060 47m @ 4.46g/t Au from 119m in SU**

Pigiput Core Drilling

Gold assays were received for samples from fourteen (14) diamond core holes, drilled at the Pigiput Deposit as part of an ongoing in-fill and step-out program. The holes are part of a drilling programme, commenced in May 2009, designed to support the A$10 million Sulphide and Oxide Expansion Studies. These studies target increasing total oxide and sulphide production to in excess of 200,000oz p.a. by 2012.

Pigibo RC and Core Drilling

Gold assays received from two (2) diamond core and six (6) reverse circulation holes, defined the down dip extension of the Pigibo deposit.

Mineralised down-hole intercepts were found in 3 holes including:

- **SDH051 28m @ 3.82g/t Au from 108m in OX, TR, SU**
- **RC1808 42m @ 3.64g/t Au from 37m in TR**
- **RC1810 42m @ 2.82g/t Au from 78m in TR, SU**

OVERVIEW

Allied Gold is actively undertaking in-fill and step-out reverse circulation and diamond core drilling at two prospect areas, Pigiput and Pigibo, centred 800 metres apart in the central part of mining lease ML136 (Figure 1).

The Pigiput Deposit is currently the subject of a sulphide resource drill-out programme and PFS (as outlined in Allied Gold Ltd press release dated 15 June 2009). ML136, the mining lease on Simberi Island, is owned 100% by Allied Gold Limited. Three (3) diamond core drill rigs are dedicated to the task.


PIGIBO & PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
NOVEMBER 2009
ML136
Simberi Island
44,000 mE
44,500 mE
209,000 mN
208,500 mN
Pigibo
Pigiput
Botlu South
0
125
250
metres
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Haul Road
5m Contours
Creeks

PIGIPUT RESOURCE UPGRADE

At Pigiput, core drilling is being used to in-fill and extend the drilling coverage, aiming to increase resources in sulphide, currently classified as Indicated and Inferred, to a higher category. Since start-up in mid May to end October 2009, 32 exploration diamond core holes, totalling 8,820m, were completed. The current infill and drilling programs is scheduled for completion in early 2010.

The company plans to undertake a re-estimation for both resources and reserves for the Pigiput Prospect by the end of the first quarter in 2010.

To facilitate drilling in steep terrain, the current Pigiput Sulphide Project core drilling programme is designed as sets of multiple radiating holes, drilled from 4 principal drill sites, Figure 2. The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles to the dip and strike of the mineralised formations. The true width of a down hole intercept varies depending on the angle the hole intersects the mineralised structures.


PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
NOVEMBER 2009
44,000 mE
44,500 mE
209,000 mN
208,500 mN
0
125
250
metres
Pigiput
SDH063
SDH068
SDH061
SDH069
SDH066
SDH060
SDH057
SDH065
SDH045
SDH059
SDH062
SDH064
SDH058
SDH067
SDH053
SDH055
SDH056
SDH048
SDH047
SDH050
SDH070
SDH052
SDH046
SDH049
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Creeks
5m Contours

Drilling to date and assays results, including those reported in this release, continue to confirm the grade and extent of the mineralisation at Pigiput. Sections illustrating the relationship of core holes SDH045, SDH047, SDH053, SDH055 to SDH057 and SDH059 (Figure 2) with respect to the previous resource block model are presented below. Holes SDH045, SDH047, SDH053, SDH055 to SDH057 and SDH059 are also illustrated with interpreted 0.5g/t and 1.0g/t cut-off mineralised zones, (Figure 4 and Figure 5). The true width of mineralisation in SDH053 is estimated to approximately the same as the respective down hole length. In SDH045, the true width is estimated to be approximately 50% of the reported down hole length.


W
E
250RL
0RL
44250E
44500E
44750E
16m @
13.6 g/t Au
29m @
1.66 g/t Au
35m @
1.63 g/t Au
12m @
6.55 g/t Au
119m @
2.15 g/t Au
39m @
1.52 g/t Au
12m @
5.55 g/t Au
35m @
1.65 g/t Au
39m @
1.04 g/t Au
29m @
2.82 g/t Au
18m @
1.41 g/t Au
39m @
2.29 g/t Au
9m @
3.91 g/t Au
35m @
1.62 g/t Au
SDH057
SDH045
SDH047
SDH053
SDH055
SDH056
SDH059
Oxide
Sulphide
Pigiput Section
209200mN
Resource Category
Measured
Indicated
Inferred
Au assay > 0.5g /t
Assays Pending
250 metres

At Pigiput, gold mineralisation is associated with a moderately north dipping, east-west striking structural surface that can be interpreted across the entire extent of the deposit. The surface is recognised in core holes as a discrete structurally deformed zone. Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fault zone, also marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.



44250E
250RL
44500E
N
250RL
125m
metres
Oxide
Sulphide
1.0 g/t Mineralised Envelope
SDH036
RC427DD
RC790
12m @ 2.67 g/t Au
6m @ 35.2 g/t Au
5m @ 2.33 g/t Au
5m @ 3.30 g/t Au
5m @ 3.54 g/t Au
12m @ 6.55 g/t Au
4m @ 15.4 g/t Au
15m @
66m @ 2.76 g/t Au
SDH057
SDH056
SDH059
0RL
0RL
9m@
17.5m @ 3.13 g/t Au
SDH055
SDH053
10m @ 1.87 g/t Au
20m @ 2.60 g/t Au
SDH045
7m @ 2.45 g/t Au
8m @ 4.31 g/t Au
2.38 g/t Au
SDH047
PIGIPUT DEPOSIT
209200mN
SCHEMATIC SECTION
Au assay > 0.5g /t
12m @ 6.00 g/t Au
44250E
0.5 g/t Mineralised Envelope
44500E
Assays Pending
SDH019
SDH021
SDH033
SDH064
SDH062
SDH067
RC636
RC428DD

A complete listing of down hole intercepts, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH045	**209201.9**	**44481.0**	**177.2**	**-67 / 270**	**157.0**	**303.6**		**1.89**		**ALS_TSV**
					0.0	157.0	unsampled			
			loss 3.75m		158.0	277.0	119.0	2.15		SU
			loss 1.3m	***incl***	***160.0***	***226.0***	***66.0***	***2.76***		***SU***
			loss 0.1m	***incl***	***161.0***	***164.0***	***3.0***	***4.69***		***SU***
				incl	***162.0***	***163.0***	***1.0***	***8.00***		***SU***
				and	***171.0***	***173.0***	***2.0***	***6.54***		***SU***
			loss 0.2m	***and***	***181.0***	***198.0***	***17.0***	***4.54***		***SU***
				incl	***181.0***	***184.0***	***3.0***	***6.26***		***SU***
				incl	***183.0***	***184.0***	***1.0***	***11.0***		***SU***
				and	***190.0***	***192.0***	***2.0***	***8.77***		***SU***
			loss 0.2m	***and***	***197.0***	***198.0***	***1.0***	***10.5***		***SU***
			loss 0.2m	***and***	***202.0***	***207.0***	***5.0***	***4.82***		***SU***
			loss 0.1m	***incl***	***203.0***	***205.0***	***2.0***	***7.30***		***SU***
			loss 0.3m	***nd***	***246.0***	***266.0***	***20.0***	***2.60***		***SU***
				incl	***253.0***	***256.0***	***3.0***	***10.2***	***28.2***	***SU***
				and	***254.0***	***255.0***	***1.0***	***18.3***	***26.9***	***SU***
			loss 0.85m		281.0	303.6	22.6	0.79		SU
			loss 0.1m	***incl***	***292.0***	***295.0***	***3.0***	***1.68***		***SU***
Total core loss = -4.6m										
SDH046	**209003.0**	**44546.9**	**260.5**	**-70 / 360**	**0.0**	**216.2**		**0.55**		**ALS_TSV**
			loss 0.1m		57.0	68.0	11.0	0.75		OX
					86.0	111.0	25.0	0.67		OX, TR, SU
			loss 0.5m		129.0	144.0	15.0	1.19		TR, SU
			loss 0.5m	***incl***	***139.0***	***144.0***	***5.0***	***2.28***		***SU***
					153.0	161.0	8.0	1.89		SU
				incl	***156.0***	***161.0***	***5.0***	***2.57***		***SU***
					174.0	183.0	9.0	0.85		SU
			loss 4.7m		198.0	215.4	17.4	0.63		SU
			loss 1.55m	***incl***	***198.0***	***205.0***	***7.0***	***1.02***		***SU***
Total core loss = -6.7m										

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH047	209112.0	44299.9	190.2	-73 / 360	50.0	341.4		0.94		ALS_TSV
					0.0	50.0	unsampled			
			loss 1.0m		54.0	75.0	21.00	0.86		SU
				incl	*62.0*	*66.0*	*4.00*	*1.56*		*SU*
			loss 0.1m		93.0	97.0	4.00	0.75		SU
			loss 0.1m		100.0	106.0	6.00	0.85		SU
			loss 0.2m		112.0	134.0	22.00	1.09		SU
				incl	*114.0*	*121.0*	*7.00*	*1.83*		*SU*
			loss 0.1m		177.0	188.0	11.00	0.54		SU
			loss 0.15m		211.0	246.0	35.00	1.65		SU
			loss 0.15m	*incl*	*217.0*	*225.0*	*8.00*	*1.58*		*SU*
				and	*230.0*	*245.0*	*15.00*	*2.51*		*SU*
				incl	*237.0*	*245.0*	*8.00*	*3.42*	*17.7*	*SU*
			loss 3.85m		259.0	298.0	39.00	1.04		SU
			loss 0.9m	*incl*	*280.0*	*290.0*	*10.00*	*1.87*	*9.5*	*SU*
			loss 0.4m	*incl*	*284.0*	*287.0*	*3.00*	*3.34*		*SU*
			loss 1.8m		311.0	340.0	29.00	2.82		SU
			loss 0.7m	*incl*	*324.0*	*336.0*	*12.00*	*6.00*	*25.9*	*SU*
			loss 0.1m	*incl*	*330.0*	*336.0*	*6.00*	*10.2*	*27.7*	*SU*
				incl	*330.0*	*331.0*	*1.00*	*15.8*	*43.8*	*SU*
			loss 0.1m	*and*	*334.0*	*336.0*	*2.00*	*19.3*	*37.9*	*SU*
Total core loss = -11.8m										
SDH048	209202.7	44478.2	177.2	-73 / 135	90.0	238.0		1.23		ALS_TSV
					0.0	90.0	unsampled			
			loss 4.45m		129.0	178.0	49.0	2.88		*SU*
			loss 4.45m	*incl*	*132.0*	*174.0*	*42.0*	*3.23*		SU
			loss 0.35m	*and*	*137.0*	*139.0*	*2.0*	*34.3*	*28.0*	*SU*
			loss 0.2m	*and*	*147.0*	*148.0*	*1.0*	*7.71*	*8.2*	SU
			loss 0.1m	*and*	*150.0*	*152.0*	*2.0*	*2.74*	*9.4*	*SU*
					189.0	196.0	7.0	1.36		SU
				incl	*190.0*	*194.0*	*4.0*	*1.73*		*SU*
Total core loss = -4.75m										
SDH049	209005.1	44550.8	260.3	-72 / 252	90.0	228.6		0.59		ALS_TSV
					0.0	50.0	unsampled			
					136.0	142.0	6.0	5.11		SU
				incl	*139.0*	*142.0*	*3.0*	*9.70*		*SU*
				incl	*140.0*	*142.0*	*2.0*	*13.0*		*SU*
					153.0	164.0	11.0	1.53		SU
				incl	*153.0*	*163.0*	*10.0*	*1.61*		*SU*
					178.0	184.0	6.0	1.26		SU
				incl	*180.0*	*182.0*	*2.0*	*2.64*		*SU*
Total core loss = -6.35m										

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH050	209203.1	44476.9	177.2	-52 / 135	60.0	249.6		0.45		ALS_TSV
					0.0	60.0	unsampled			
					117.0	120.0	3.0	2.77		SU
			loss 4.7m		126.0	185.0	59.0	0.90		SU
			loss 3.2m	*incl*	*130.0*	*147.0*	*17.0*	*1.54*		*SU*
			loss 0.2m	*incl*	*130.0*	*133.0*	*3.0*	*2.98*		*SU*
			loss 0.3m	*and*	*142.0*	*144.0*	*2.0*	*3.03*		*SU*
Total core loss = -6.0m										
SDH052	209154.8	44679.1	235.9	-55 / 225	90.0	237.3		1.71		ALS_TSV
					0.0	90.0	unsampled			
			loss 3.0m		151.0	182.0	31.0	6.03		OX, TR, SU
			loss 0.3m	*incl*	*152.0*	*155.0*	*3.0*	*34.3*	*17.1*	*TR, SU*
				incl	*154.0*	*155.0*	*1.0*	*89.7*	*42.0*	*SU*
			loss 0.3m	*and*	*162.0*	*182.0*	*20.0*	*3.90*		*SU*
				incl	*174.0*	*182.0*	*8.0*	*7.50*		*SU*
				incl	*179.0*	*182.0*	*3.0*	*14.3*	*10.0*	*SU*
		(		*incl*	*181.0*	*182.0*	*1.0*	*22.6*	*11.9*	*SU*
		(	loss 1.4m		191.0	195.0	4.0	2.12		OX, SU
		(	*loss 1.2m*	*incl*	*191.0*	*194.0*	*3.0*	*2.55*		*OX, SU*
		(			218.0	219.0	1.0	50.5	18.0	SU
Total core loss = -11.3m										
SDH053	209203.6	44477.1	177.2	-67 / 090	80.0	237.0		1.07		EXLAB
					0.0	80.0	unsampled			
			loss 2.7m		125.0	164.0	39.0	2.29		SU
			loss 0.05m	*and*	*130.2*	*134.0*	*3.8*	*2.48*		*SU*
			loss 2.15m	*and*	*135.5*	*153.0*	*17.5*	*3.13*		*SU*
			loss 1.1m	*incl*	*135.5*	*140.2*	*4.7*	*5.54*		*SU*
			loss 0.2m	*incl*	*135.5*	*137.3*	*1.8*	*10.7*		*SU*
			loss 0.1m	*and*	*147.0*	*149.1*	*2.1*	*7.63*		*SU*
			loss 0.1m	*and*	*148.0*	*149.1*	*1.1*	*11.9*		*SU*
			loss 2.7m		158.0	164.0	6.0	2.52		SU
				incl	*159.0*	*163.0*	*4.0*	*2.98*		*SU*
					171.0	180.0	9.0	3.91		SU
				incl	*171.0*	*179.0*	*8.0*	*4.31*		*SU*
				incl	*172.0*	*174.0*	*2.0*	*13.2*		*SU*
					186.0	192.9	6.9	2.13		SU
				incl	*186.0*	*188.0*	*2.0*	*5.51*		*SU*
					201.0	220.0	19.0	0.80		SU
				incl	*203.0*	*209.0*	*6.0*	*1.10*		*SU*
Total core loss = -2.7m										

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH055	209203.8	44477.8	177.2	-50 / 090	21.0	243.3		0.75		ALS_TSV
					0.0	21.0	unsampled			
					111.0	146.0	35.0	1.63		SU
				and	123.0	128.0	5.0	3.30		SU
				incl	124.0	127.0	3.0	4.51		SU
				and	140.0	145.0	5.0	3.54		SU
				incl	142.0	144.0	2.0	6.19		SU
					155.0	190.0	35.0	1.62		SU
				incl	159.0	184.0	25.0	2.05		SU
				incl	170.0	174.0	4.0	4.97		SU
				incl	171.0	172.0	1.0	9.72		SU
					222.0	241.0	19.0	1.24		SU
				incl	229.0	236.0	7.0	2.45		SU
				incl	230.0	232.0	2.0	4.48		SU
Total core loss = - 1.1m										
SDH056	209136.9	44674.3	235.9	-66 / 340	0.0	270.6		1.65		ALS_TSV
			loss 1.05m		6.0	26.0	20.0	0.84		OX, TR
					48.0	87.0	39.0	0.92		OX, SU
				and	60.0	69.0	9.0	1.09		OX
				and	79.0	85.0	6.0	1.09		OX
			loss 0.7m		111.0	133.0	22.0	1.72		SU
			loss 0.4m	incl	113.0	125.0	12.0	2.67		SU
			loss 0.2m	incl	114.0	117.0	3.0	5.46		SU
			loss 1.2m		142.0	158.0	16.0	13.6		SU
			loss 0.2m	and	151.0	157.0	6.0	35.2		SU
			loss 0.2m	incl	153.0	157.0	4.0	52.4		SU
				incl	154.0	155.0	1.0	194	94.4	SU
					178.0	181.0	3.0	2.25		SU
					209.0	219.0	10.0	1.83		SU
				incl	209.0	217.0	8.0	2.10		SU
					230.0	242.0	12.0	5.55		SU
				incl	232.0	236.0	4.0	15.4		SU
				incl	233.0	235.0	2.0	27.8		SU
					256.0	264.0	8.0	0.81		SU
Total core loss = - 3.2m										
SDH057	209320.8	44230.1	152.4	-50 / 140	80.0	332.8		0.70		EXLAB
					0.0	80.0	unsampled			
					149.0	176.0	27.0	1.70		SU
			loss 0.25m	incl	153.0	165.0	12.0	2.62		SU
			loss 0.25m	incl	159.0	165.0	6.0	3.95		SU
			loss 0.95m		206.0	245.0	39.0	1.52		SU
			loss 0.4m	and	226.0	235.0	9.0	3.64		SU
				incl	230.0	231.0	1.0	23.7		SU
					275.0	293.0	18.0	1.41		SU
				incl	277.0	285.0	8.0	2.38		SU
				incl	281.0	284.0	3.0	4.06		SU
Total core loss = - 5.7m										

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH058	**209201.6**	**44481.0**	**176.9**	**-50 / 067**	**75.0**	**294.2**		**0.83**		**EXLAB**
					0.0	75.0	unsampled			
					75.0	80.0	5.0	2.23		TR, SU
				incl	**75.0**	**78.0**	**3.0**	**3.30**		**TR, SU**
			loss 0.2m		150.0	185.0	35.0	3.75		SU
			loss 0.2m	*incl*	*151.0*	*161.0*	*10.0*	*8.71*		*SU*
			loss 0.1m	*and*	*152.0*	*156.0*	*4.0*	*19.8*		*SU*
			loss 0.1m	*incl*	*152.0*	*154.0*	*2.0*	*37.0*		*SU*
				and	*165.0*	*184.0*	*19.0*	*2.12*		*SU*
				incl	*168.0*	*170.0*	*2.0*	*3.81*		*SU*
				and	*174.0*	*175.0*	*1.0*	*5.45*		*SU*
					190.0	196.0	6.0	0.98		SU
					232.0	249.0	17.0	0.78		SU
Total core loss = -0.3m										
SDH059	**209133.2**	**44671.7**	**235.8**	**-70 / 360**	**100.0**	**242.4**		**1.19**		**EXLAB**
					0.0	100.0	unsampled			
					100.0	132.0	32.0	1.66		SU
				incl	*104.0*	*112.0*	*8.0*	*3.46*		*SU*
				incl	*108.0*	*109.0*	*1.0*	*5.28*		*SU*
				incl	*126.0*	*131.0*	*5.0*	*2.33*		*SU*
					142.0	150.0	8.0	2.21		SU
				incl	*144.0*	*147.0*	*3.0*	*4.90*		*SU*
				incl	*144.0*	*145.0*	*1.0*	*8.38*		*SU*
					168.0	180.0	12.0	6.55		SU
				incl	*171.0*	*180.0*	*9.0*	*8.44*		*SU*
				incl	*175.0*	*176.0*	*1.0*	*14.5*		SU
				incl	*178.0*	*179.0*	*1.0*	*30.9*		*SU*
Total core loss = 0.0m										
SDH060	**209202.6**	**44477.3**	**177.2**	**-73 / 045**	**90.0**	**287.0**		**1.44**		**EXLAB**
					0.0	90.0	unsampled			
			loss 1.0m		118.0	165.0	47.0	4.46		SU
				incl	*118.0*	*125.0*	*7.0*	*13.9*		*SU*
				incl	*118.0*	*122.0*	*4.0*	*20.3*		*SU*
				incl	*119.0*	*120.0*	*1.0*	*48.8*		*SU*
			loss 1.0m	*and*	*131.0*	*164.0*	*33.0*	*3.23*		*SU*
				incl	*137.0*	*138.0*	*1.0*	*5.87*		*SU*
				and	*142.0*	*153.0*	*11.0*	*6.20*		*SU*
				incl	*147.0*	*152.0*	*5.0*	*9.89*		*SU*
				and	*161.0*	*163.0*	*2.0*	*4.04*		*SU*
					182.0	195.0	13.0	1.17		SU
				incl	*182.0*	*190.0*	*8.0*	*1.54*		*SU*
					204.0	240.0	36.0	1.11		SU
				incl	*208.0*	*228.0*	*20.0*	*1.27*		*SU*
				and	*234.0*	*239.0*	*5.0*	*1.27*		*SU*
Total core loss = 1.0m										

Table 1 Notes:

- Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

- All samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville (tagged ALS_TSV in the header) or Simberi EXLAB (tagged EXLAB), an on-site laboratory dedicated to exploration samples.

- The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

- In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

The method used to define the reported mineralised intercepts described for Table 1 above, also applies to Table 2 and Table 3 below.

PIGIPUT - PIGIBO

RC and diamond core drilling was undertaken at the Pigibo Prospect, testing its down dip extension, Figure 5 below.


PIGIBO DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
NOVEMBER 2009
43,500 mE
44,000 mE
0
125
250
metres
209,000 mN
208,500 mN
Pigibo
RC1811
SDH051
Botlu South
Holes Drilled
Assays Received
Creeks
Previous Drilling
Pit Outline
Haul Road
5m Contours

Assay results, received for six reverse circulation holes RC1807 to RC1812, confirmed moderate northerly dip of the western half of the Pigibo Prospect, Table 2, Table 3 and Figure 6 below.



Pigibo Pit Design
RC1772
RC1789
RC425
N
50m
200RL
Oxide
Transitional
Sulphide
RC860
RC1780
RC856
RC1771
RC038
RC1790
RC045
RC1810
42.0m @ 2.82 g/t Au
high grade mineralised envelope
PIGIBO DEPOSIT
43550mE
DRILLHOLE INTERCEPTS
100RL
low grade mineralised envelope
Drill Hole Legend
Au assay > 0.5g/t
Block Model Legend
208800N
208900N
209000N
209100N

Diamond core hole, SDH051 was drilled to twin and extend previously drilled reverse circulation hole RC1785 (34.0m @ 2.60g/t Au from 86m, open down hole). Over the equivalent interval, SDH051 achieved a similar (46.0m @ 1.99g/t Au from 86m (OX, TR, SU), including 3.25m of core loss assigned zero grade.

In the east, several barren holes, along with well mineralized RC1808 (42m @ 3.64g/t Au from 42m, in oxide (OX), transition (TR) and sulphide (SU) and (19m @ 1.65g/t Au from 157m (TR, SU) suggest the mineralization strikes at an acute angle to the drilling direction (N to S). A series of ENE oriented holes are planned to test the interpretation and better define the mineralized zones.

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH051	208989.2	43597.6	180.0	-60 / 180	0.0	188.2		1.14		ALS_TSV
			loss 3.85m		69.0	104.0	35.0	0.77		OX, TR, SU
			loss 1.5m	***and***	***92.0***	***102.0***	***10.0***	***1.22***		***OX, TR***
			loss 1.05m		108.0	136.0	28.0	3.82		OX, TR, SU
			loss 0.95m	***incl***	***109.0***	***132.0***	***23.0***	***3.18***		***OX, TR, SU***
			loss 0.2m	***incl***	***110.0***	***122.0***	***12.0***	***3.02***		***OX, SU***
				and	***125.0***	***129.0***	***4.0***	***7.03***		***SU***
				and	***134.0***	***135.0***	***1.0***	***32.3***		***SU***
			loss 0.2m		139.0	160.0	21.0	1.43		TR, SU
			loss 0.2m	***incl***	***141.0***	***158.0***	***17.0***	***1.62***		***TR, SU***
			loss 0.2m	***incl***	***145.0***	***149.0***	***4.0***	***2.54***		***TR, SU***
			loss 1.5m		167.0	174.0	7.0	1.07		SU
			loss 1.4m	***incl***	***169.0***	***173.0***	***4.0***	***1.45***		***SU***
					181.0	188.2	7.2	1.13		SU
				incl	***184.0***	***188.2***	***4.2***	***1.47***		***SU***
Total core loss = -10.1m										
SDH054	208992.6	43797.5	205.5	-60 / 180	0.0	128.6		0.11		EXLAB
					no significant intercepts					
Total core loss = -1.35m										

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

All samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville (tagged ALS_TSV in the header) or Simberi EXLAB (tagged EXLAB), an on-site laboratory dedicated to exploration samples.

The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
RC1807	208957.1	43901.7	225.1	-60 / 180	0.0	146.0		0.03		EXLAB
					no significant intersections					
RC1808	208993.3	43702.8	217.9	-60 / 180	0.0	176.0*		1.74		EXLAB
					26.0	30.0	4.0	2.01		TR, SU
					37.0	79.0	42.0	3.64		OX, TR, SU
				and	*52.0*	*74.0*	*22.0*	*6.09*		*OX, TR*
				incl	*52.0*	*54.0*	*2.0*	*3.40*		*OX*
				and	*57.0*	*74.0*	*17.0*	*7.31*		*OX, TR*
				incl	*59.0*	*60.0*	*1.0*	*16.1*		*TR*
				and	*62.0*	*67.0*	*5.0*	*9.12*		*OX, TR*
				and	*64.0*	*67.0*	*3.0*	*11.2*		*OX, TR*
				incl	*64.0*	*65.0*	*1.0*	*18.5*		*OX*
				and	*69.0*	*74.0*	*5.0*	*8.01*		*OX*
					108.0	116.0	8.0	9.29		OX, TR, SU
				incl	*109.0*	*115.0*	*6.0*	*12.2*		*OX, TR, SU*
				aincl	*114.0*	*115.0*	*1.0*	*66.0*		*SU*
					129.0	134.0	5.0	2.13		TR, SU
					149.0	152.0	3.0	2.88		TR, SU
					157.0	176.0*	19.0	1.65		TR, SU
				incl	*161.0*	*168.0*	*7.0*	*2.41*		*SU*
				incl	*167.0*	*168.0*	*1.0*	*5.26*		*SU*
				and	*170.0*	*176.0**	*6.0*	*1.68*		*SU*
* End of Hole – Au mineralisation open at depth										
RC1809	208999.3	43753.7	211.2	-60 / 180	0.0	120.0		0.19		EXLAB
					no significant intercepts					
RC1810	209042.2	43550.2	230.7	-60 / 180	0.0	120.0*		1.26		EXLAB
					8.0	15.0	7.0	1.04		SU
				incl	9.0	14.0	5.0	1.21		SU
					59.0	69.0	10.0	0.54		SU
			loss 3.0m		78.0	120.0	42.0	2.82		TR, SU
				incl	78.0	84.0	6.0	2.21		SU
				incl	80.0	81.0	1.0	5.08		SU
			loss 3.0m	and	93.0	120.0*	27.0	3.63		TR, SU
			loss 1.0m	and	99.0	104.0	5.0	3.48		SU
				incl	101.0	102.0	1.0	5.09		SU
				and	116.0	117.0	1.0	50.7		SU
* End of Hole – Au mineralisation open at depth										
RC1811	209046.3	43749.0	199.5	-60 / 180	0.0	120.0		0.14		EXLAB
					66.0	70.0	4.0	0.98		SU
RC1812	208999.3	43753.7	211.2	-60 / 180	0.0	120.0		0.19		EXLAB
					no significant intercepts					

NOTE: The method used to define the reported mineralised intervals in Table 3 is identical to that described for Table 1 and Table 2 above.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – Chief Financial Officer
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison
Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, has been approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world's proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009, Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2012.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

During 2008, Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Panguna
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS